26th Floor, Two ifc
8 Century Boulevard
Shanghai 200120
People’s Republic of China
Tel: +86.21.6101.6000 Fax: +86.21.6101.6001
www.lw.com
FIRM / AFFILIATE OFFICES
	Abu Dhabi	Milan
	Barcelona	Moscow
	Beijing	Munich
January 28, 2015	Boston	New Jersey
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
	Doha	Riyadh
	Dubai	Rome
VIA EDGAR	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Shanghai
CONFIDENTIAL	Hong Kong	Silicon Valley
	Houston	Singapore
Mara L. Ransom, Assistant Director	London	Tokyo
Dietrich King, Legal Branch Chief	Los Angeles	Washington, D.C.
Jennifer López, Staff Attorney	Madrid

Jennifer Thompson, Accounting Branch Chief

Lisa Sellars, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Confidential Submission
Pursuant to
Section 106(a) of the
Jumpstart Our Business Startups Act / Section 6(e) of the Securities Act of 1933

Re:	Baozun Cayman Inc.

Draft Registration Statement on Form F-1

Dear Ms. Ransom, Mr. King, Ms. López, Ms. Thompson and Ms. Sellars:

On behalf of our client, Baozun Cayman Inc. (the “Company”), we are responding to the Staff’s comment letter dated January 15, 2015 to the Company’s draft registration statement on Form F-1, initially submitted to the Commission on December 18, 2014 (as amended, the “Registration Statement”).

The Company is submitting this response letter on a confidential basis in accordance with the Commission’s procedures with respect to “emerging growth companies.”

Simultaneously with the filing of this letter, the Company is filing (via EDGAR) the first amendment to the Registration Statement. In addition to revising disclosure in response to the Staff’s comments, the Company has updated portions of the Registration Statement to reflect the Company’s developments since the Company initially submitted the Registration Statement. Set forth below are the Company’s responses to the comments contained in the Staff’s letter. We have included page numbers to refer to the location in the Registration Statement, as amended by the first amendment, where the language addressing a comment appears.

January 28, 2015

Simultaneously with the filing of this letter, the Company is delivering to the Staff via hand delivery courtesy copies of this letter and the amended Registration Statement and, on a supplemental basis, all written communications presented to potential investors and supporting documentation (the “Supporting Documentation”) in response to the Staff’s comments 1 and 3 below, respectively.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company acknowledges the comment and advises the Staff that it will supplementally provide the Staff with copies of all the slide decks presented to potential investors in reliance on Section 5(d) of the Securities Act under a separate cover. The Company further advises the Staff that (i) all of the slide decks were presented to potential investors at the Company’s meetings with these investors in reliance on Section 5(d) of the Securities Act; (ii) none of the potential investors has retained any copies of the slide decks after the meetings, and (iii) neither the Company nor anyone authorized to do so on the Company’s behalf has presented any other materials to potential investors in reliance on Section 5(d) of the Securities Act.

The Company does not expect any research reports about the Company to be published or distributed in reliance on Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the Company’s offering; however, should any such research reports be published or distributed, the Company will provide them to the Staff on a supplemental basis.

2.	Please provide the dollar equivalent amounts for the amounts listed in renminbi throughout your disclosure.

In response to the Staff’s comment, the Company has revised the disclosure to provide the U.S. dollar equivalent amount in each place where an RMB amount of a non-financial figure is given.

3.	We note references throughout your prospectus to third-party sources, including iResearch Report, National Bureau of Statistics of China, China Internet Network Information Center, and Euromonitor International, for statistical, qualitative and comparative statements contained in your prospectus. Please provide us with copies of any materials that support third-party statements, appropriately marked to highlight the sections relied upon. Please also tell us if any reports, other than the iResearch Report, were commissioned by you for use in connection with this registration statement and, if so, please file the consent as an exhibit.

January 28, 2015

The Company advises the Staff that the Supporting Documentation identifies each third-party statement in the prospectus and its supporting materials. The Company advises the Staff that, other than the iResearch Report, the Company has not commissioned any report for use in connection with the Registration Statement. The Company has filed the form of iResearch Consulting Group’s consent to the use of its report in the Registration Statement as Exhibit 99.3 to the Registration Statement.

Prospectus Summary, page 1

4.	Since investors will be investing in a holding company that does not directly own its operations in China, please make this clear in the first paragraph of the prospectus summary under “Corporate History and Structure.” It must be clear that the business you are describing is not the registrant’s business but is the business of your variable interest entity.

In response to the Staff’s comment, the Company has added the requested disclosure on page 4 of the Registration Statement.

In addition, the Company respectfully advises the Staff that it directly owns its brand e-commerce solutions operations in China through its wholly-owned subsidiaries, including Shanghai Baozun E-Commerce Limited, Shanghai Bodao E-Commerce Limited, Shanghai Yingsai Advertisement Limited and Shanghai Fengbo E-Commerce Limited. The Company has only one variable interest entity, Shanghai Zunyi Business Consulting Ltd. through which it operates its closeout retail platform, Maikefeng. For the nine months ended September 30, 2014, Shanghai Zunyi Business Consulting Ltd. contributed 0.6% of the Company’s net revenue.

The Company respectfully advises the Staff that throughout the Registration Statement, including elsewhere in the Summary section (e.g., the corporate structure chart) and in sections titled “Risk Factors,” “Corporate History and Structure,” and “Regulation,” the Company has fully disclosed its holding company status and the fact that the Company operates its business through its wholly-owned subsidiaries and its variable interest entity in the PRC. Furthermore, in response to the Staff’s comment 6 below, the Company has added a diagram to the Registration Statement’s Summary section on page 6 of the Registration Statement to illustrate its corporate structure and the place of incorporation of each of its significant subsidiaries and variable interest entity as of the date of the Registration Statement. The Company respectfully submits to the Staff that the disclosure indicates that the Cayman Island entity is not the operating entity of its business.

January 28, 2015

Additionally, the Company respectfully submits to the Staff that, as described in the section titled “Conventions That Apply to This Prospectus, the terms “Baozun”, “we,” “us,” “our company,” and “our” refer to the Company, a Cayman Islands company, and unless the context requires otherwise, includes its consolidated subsidiaries and variable interest entity.

Our Challenges, page 3

5.	Please add a brief description of any risks involved in investing in your ADSs.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 4 of the Registration Statement.

Corporate History and Structure, page 4

6.	Please add a diagram to the prospectus summary to illustrate your corporate structure and the place of incorporation of each of your significant subsidiaries and VIE as of the date of this prospectus. In this regard, we note the diagram you have provided on page 59.

In response to the Staff’s comment, the Company has added the relevant disclosure on page 6 of the Registration Statement.

7.	Please disclose under this heading that as a holding company your ability to pay dividends depends upon dividends paid to you by your wholly owned subsidiaries and discuss the significant restrictions on the payment of dividends imposed under PRC law. In addition, please disclose the circumstances under which the reserve funds of your subsidiaries and consolidated affiliated entities are distributable as cash dividends to you.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 5 and 61 of the Registration Statement, and respectfully advises the Staff that the reserve funds of the PRC subsidiaries and VIE are not distributable as cash dividends.

8.	We note disclosure throughout your prospectus that you operate your website through your VIE. Please briefly describe any material business operations conducted by the other entities included in the diagram on page 59.

In response to the Staff’s comment, the Company has added the requested description on pages 4 and 61 of the Registration Statement.

January 28, 2015

Risk Factors, page 13

If the PRC government deems that the contractual arrangements, page 29

9.	Please file as an exhibit to the registration statement Fangda Partners’ legal opinion referenced here and elsewhere. Additionally, please ensure that the opinion includes the analysis and conclusions referenced in your registration statement.

In response to the Staff’s comment, the Company has filed the form of the legal opinion from Fangda Partners as Exhibit 99.2 to the Registration Statement.

Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business, page 31

10.	Please expand your risk factor to address the term and termination provisions of your contractual arrangements.

In response to the Staff’s comment, the Company has added the requested disclosure on page 32 of the Registration Statement.

11.	We note your disclosure on page 60 that your VIE has entered into an equity pledge agreement. Please clarify whether this equity pledge agreement is required to be registered with SAIC and revise this risk factor accordingly.

The Company respectfully advises the Staff that an equity pledge is required to be registered with the local counterpart of the SAIC for perfection. The equity pledge of Shanghai Zunyi has already been registered with the relevant branch of the SAIC. Accordingly, the Company has added disclosure on page 64 of the Registration Statement to reflect such status and believes that it is not necessary to further revise the risk factor.

12.	We note your disclosure that “[i]n the event [you] are unable to enforce [y]our contractual arrangements, [you] may not be able to exert effective control over [y]our VIE, and [y]our ability to conduct the Maikefeng business may be negatively affected.” Please expand your discussion to describe what would happen in the event you are unable to enforce your contractual arrangements and are unable to exert effective control over your affiliated entities, including a discussion of the negative consequence to your business and potential effect on shareholders.

In response to the Staff’s comment, the Company has revised the disclosure on page 33 of the Registration Statement.

January 28, 2015

PRC regulations of loans to PRC entities and direct investment, page 32

13.	Please qualify or quantify the “statutory limits” referenced in the second sentence of the first paragraph under this heading.

In response to the Staff’s comment, the Company has added the requested disclosure on page 34 of the Registration Statement.

Enforceability of Civil Liabilities, page 56

14.	Please revise your discussion to make clear what is the “common law doctrine of obligation.”

In response to the Staff’s comment, the Company has revised the disclosure on page 59 of the Registration Statement.

Contractual Arrangements with Shanghai Zunyi and its Shareholders, page 60

15.	Please include the duration of these arrangements and any provision related to termination of the contractual arrangements between your wholly-owned subsidiary, Shanghai Baozun and your PRC VIE, Shanghai Zunyi, and its shareholders. Please also disclose if true that, if your VIE and its shareholders fail to perform their obligations under the contractual arrangements, you could be limited in your ability to enforce that contractual arrangements that give you effective control and if you are unable to maintain effective control, you may not be able to continue to consolidate the VIEs’ financial results with your financial results.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 33, 63 and 64 of the Registration Statement.

16.	Please revise to clarify how, through the contractual agreements, you receive economic benefits generated from the VIE and clarify, if true, that this does not mean you actually receive all of the VIE’s revenues.

In response to the Staff’s comment, the Company has added the requested disclosure on page 64 of the Registration Statement.

Management’s Discussion & Analysis , page 65

17.	Please provide the percentage of revenues derived from your VIE, as well as your expectations for future contributions by your VIE to your revenues (e.g., substantially all your revenues).

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 69 of the Registration Statement.

January 28, 2015

Description of Certain Statements of Operations Items, page 67

Net Revenues, page 67

18.	Please expand your disclosure regarding how you determine the percentage of GMV that sellers pay to you and specifically, the average fees that you receive from merchandise sold on Tmall. In this regard, we note your disclosure on page 15 that “[a] substantial majority of our GMV is derived from merchandise sold or services rendered on the Tmall marketplace.”

The Company respectfully submits that it receives all GMV transacted, net of return allowances, value added tax and related surcharges, when it derives revenues from product sales.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 71 of the Registration Statement to clarify the percentage of GMV it receives from sellers when it charges variable fees based on GMV and other variable factors.

The Company respectfully submits that it would not be meaningful to disclose the average fees that the Company receives from merchandise sold on Tmall. Because the fees charged by the Company from merchandise sold on official marketplace stores, including Tmall, are negotiated on a case by case basis, the amount and percentage of fees vary significantly from brand partner to brand partner based on factors such as the type and extent of the services that the Company agrees to render to the relevant brand partner. The Company has revised the disclosure on page 71 of the Registration Statement to make this clarification. In light of this uncertainty, the Company respectfully submits that disclosing the average fees that the Company receives from merchandise sold on Tmall would not be meaningful to assess the Company’s net revenues or accurately reflect the Company’s financial performance, and could be misleading to investors.

Critical Accounting Policies, page 70

Revenue Recognition, page 70

19.	Your disclosures regarding revenues generated by product sales indicate that you sometimes recognize revenue on a gross basis and you sometimes recognize revenue on a net basis. Please describe to us in detail the circumstances under which you recognize revenue from product sales on a gross basis and the circumstances under which you recognize this revenue on a net basis. Your response should clearly explain how you determine whether you take title to these goods from your brand partners prior to selling them through your online stores and Maikefeng platform and how you consider any rights of return you have to your suppliers. Also tell us what percentage of your product sales result in gross revenue recognition and what percentage result in net revenue recognition. If the vast majority of product sales revenue is recognized on a gross basis, please revise your disclosure to clarify this for your investors.

January 28, 2015

The Company respectfully advises the Staff that the Company generates revenues from selling branded products directly to customers either as a distributor/retailer under the distribution model or as an agent.

Product Sales Under the Distribution Model

Under the distribution model, the Company selects and purchases goods from its brand partners and/or their authorized distributors and sells goods directly to customers through online stores operated by the Company or on its Maikefeng platform. Revenue under the distribution model is recognized on a gross basis and presented as product sales on the consolidated statements of operations.

With reference to ASC 605-45, the Company concluded revenue generated from product sales under the distribution model should be recognized on a gross basis based on the analysis as set out below:

Indicator of gross reporting under ASC 605-45	Applicable to product sales under the distribution model
The company is the primary obligor in the arrangement

Met.

The Company is responsible for fulfillment of the order including the acceptability of the products purchased by the customer. The Company offers seven days unconditional returns on products purchased by the customer. The Company is responsible for handling and resolving any complaints raised by the customer.

The company has general inventory risk (before customer order is placed or upon customer return)

Met.

The Company enters into purchase agreements to buy products from its brand partners and/or their authorized distributors. Under these agreements, the Company estimates the sales of the products by considering the level of end customer demand and seasonality impact, and purchases the products based on its estimated sales of the goods and holds them in inventory. The Company takes title to the products upon delivery and is obligated to pay the brand partners according to typical industry payment terms. The Company cannot return to the brand partner any unsold products, including any customer returns, unless the return is due to a product defect. The brand partners do not provide any price protection on products purchased by the Company.

January 28, 2015

Indicator of gross reporting under ASC 605-45	Applicable to product sales under the distribution model
The company has latitude in establishing price	Met. Selling prices for the products are determined by the Company, subject to certain minimum price requirements established by the brand partners.

The company changes the product or performs part of the service

Not applicable.

The Company has latitude to select products from its brand partners. Given the nature of the industry and the product involved, it is typically not necessary to change the product to be sold over the online platform.

The company has discretion in supplier selection

Neutral.

The Company has discretion in selecting which brand partners it enters into distribution arrangements with.

Once the Company has signed a distribution agreement with a brand partner, it can only purchase branded products from specified suppliers.

The company is involved in the determination of product or service specifications	Not met. The Company is generally not involved in the determination of product specifications.

The company has physical loss inventory risk (after customer order or during shipping)

Met.

The Company uses third party courier service providers to deliver products to end customers. Under the agreement between the Company and third party courier, losses suffered due to courier’s negligence during the delivery should be borne by the courier. Losses suffered due to events out of courier’s control should be borne by the Company. Any customer returns are the responsibility of the Company and not the brand partners.

January 28, 2015

Indicator of gross reporting under ASC 605-45	Applicable to product sales under the distribution model
The company has credit risk	Met. The Company is obligated to pay the brand partners for the purchase of inventory under the distribution agreement regardless of collection from the customers.

Based on the above analysis, the Company has identified the following factors of gross revenue reporting:

•	the Company acts as the primary obligor (strong indicator);

•	the Company has general inventory risk (strong indicator);

•	the Company has latitude in establishing prices (strong indicator);

•	the Company has physical inventory risk after the product is shipped; and

•	the Company has credit risk.

The Company has identified the following factor of net revenue reporting:

•	the Company is generally not involved in the determination of product specifications

The Company has identified the following neutral factor:

•	the Company’s discretion in selecting suppliers is limited by the distribution agreement.

After applying the above indicators, the Company has concluded that it is appropriate to record sales of products under the distribution model on a gross basis.

Product Sales for which the Company Acts as an Agent

In some instances, depending on the brand partner’s specific needs and the characteristics of the products, the Company acts as an agent to facilitate the brand partner’s online sales of branded products. The Company receives commission revenue calculated based on a pre-agreed formula. Under these arrangements, while the products are stored in the Company’s warehouses, the Company does not take title to the products. The products are sold at prices specified by the brand partners. The brand partners have sole discretion in determining the merchandise to be sold through the online stores.

January 28, 2015

Based on the above, the Company has concluded that where it acts as an agent, it is appropriate to record sales under on a net basis, as the Company does not take title to the products, has no latitude in establishing prices, has no discretion in selecting merchandise, has no discretion in selecting suppliers, is not involved in the determination of product specifications and cannot change the product.

The Company views this revenue as commission fees in nature and therefore records the fees it received from its brand partners based on a pre-determined formula under these agent arrangements as service revenue on the Consolidated Statements of Operations.

The Company respectfully advises the Staff that 89%, 81%, 86% and 68% of its product sales resulted in gross revenue recognition in 2012 and 2013 and the nine months ended September 30, 2013 and 2014, respectively.

In response to the Staff’s comment, the Company has revised the disclosure on page 74 of the Registration Statement.

20.	We note your disclosure that revenue generated from services is recorded on a net basis. Please explain to us whether you net any expenses that you incur against this revenue line item or whether all expenses you incur in the provision of services are classified on your statements of operations as operating expenses. If you net certain expenses against the “Services” net revenue line item on your statements of operations, please describe those expenses to us to assist us in better understanding your disclosure.

In addition to the commission fees derived from sales of products for which the Company act as an agent, as discussed in the response to the Staff’s comment 19 above, the Company also derives service revenues from the provision of an integrated suite of services to its brand partners, which includes IT services, marketing, online store operations, customer service, and warehousing and fulfillment services as follows:

•	Under IT services, the Company provides IT infrastructure setup and integration, and online store design and set up under a fixed fee arrangement.

•	Under digital marketing services, the Company provides promotion and advertising services through certain online media or word-of-mouth outlets under a fixed fee arrangement.

•	Under online store operations, the Company provides merchandising and site content management under a variable fee arrangement.

January 28, 2015

•	Under customer service, the Company provides customer service center services online and over the phone under a variable fee arrangement.

•	Under warehousing and fulfillment service, the Company provides warehousing, inventory management and delivery services under a variable fee arrangement.

Revenues generated from services listed above are recognized on a gross basis when the services are rendered. All the costs incurred in the provision of the above services are classified as operating expenses on the consolidated statements of operations. In response to the Staff’s comment, the Company has revised the disclosure on pages 75, 76 and F-16 of the Registration Statement.

Given the nature of the services and the Company’s role and responsibility in the arrangements, the Company believes that these services do not require further analysis under ASC 605-45, with the exception of digital marketing services. Digital marketing services mainly include online advertising and promotion services (media service).

Under the online advertising and promotion services, the Company enters into a contract with the brand partner to develop and deploy its online advertising and promotion plan. The Company is the only party that has a contractual relationship with the brand partner, and is responsible for the fulfillment of its contract obligations. There is no mention of any third-party service provider in the contract for online advertising and promotion services. The Company develops the brand partners’ online advertising strategy based on an understanding of the brand partners’ target customers and the format of the advertising campaigns which would have the most impact on the target audience. Once the online advertising and/or promotion plan is agreed by the brand partners, the Company then purchases online advertising spaces and/or earlier rank on the search results pages of search engines from third party online media vendors for the display of the advertisements.

January 28, 2015

The Company is responsible for the deployment of the online advertisements and/or promotional events as agreed upon with its brand partners and is also responsible for the brand partners’ satisfaction with the media campaigns. Under the contract, the Company bears performance risks to the extent pre-determined results as agreed with the brand partners are not achieved. For example, if the increased sales of the products are not achieved, the Company will be obligated to extend the advertising period or purchase more online advertising spaces with no additional compensation from the brand partners. The Company must pay the third party online media vendors regardless of the brand partner’s acceptance of the service. Based on an evaluation of the circumstances, the Company concludes that the revenue from its online advertising and promotion services should be recorded gross based on the following factors:

Indicator of gross reporting under ASC 605-45	Applicable to online advertising and promotion services (media service)
The company is the primary obligor in the arrangement

Met.

Under the contract between the Company and the brand partner, the Company is the only party that has a contractual relationship with the brand partner. As a result, the brand partner’s only recourse is with the Company if any issue arises during the performance of the contract, including failure to deliver or display online advertisements. The brand partner has no recourse against any third-party online media vendors.

The Company performs services beyond simply finding advertising space for its brand partners. Services provided by the Company also include the planning and design of the online advertising campaign based on the Company’s understanding of the brand partners’ target audience, the determination of the most effective formats to reach the target audience and the oversight and deployment of advertising campaigns. These tasks represent a significant portion of the services rendered by the Company.

The Company is ultimately responsible for providing online advertising and promotional services to the brand partners. The Company bears performance risks to the extent pre-determined results as agreed with the brand partners are not achieved. If a brand partner views the ad campaign as ineffective, the Company’s relationship with the brand partner could be jeopardized.

Based on the above, the Company believes that it is responsible for the fulfillment of services and that it is the primary obligor in the arrangement.

The company has general inventory risk (before customer order is placed or upon customer return)	Met.

January 28, 2015

Indicator of gross reporting under ASC 605-45	Applicable to online advertising and promotion services (media service)

Although the Company purchases online advertising space after it enters into the advertising and promotion service agreement with the brand partner, the Company bears performance risks to the extent pre-determined results as agreed with the brand partners are not achieved. If the increased sales of the products are not achieved, the Company will be obligated to extend the advertising period or purchase more online advertising spaces with no additional compensation from the brand partners.

The Company has variability in margins because of the fixed pricing agreed upon with its brand partners and the variable amounts paid to the third party online media vendors.

The Company believes that it bears sufficient risks that are analogous to inventory risks.

The company has latitude in establishing price	Met. The advertising space is not priced separately; rather selling price for the online advertising and promotion service is priced as one arrangement and is solely determined by the Company.

The company changes the product or performs part of the service	Met. The Company tailors the online advertising and promotion service to be delivered based on the brand partner’s specific needs.

The company has discretion in supplier selection	Met The Company has discretion as to those host-sites whose advertising space will be purchased even though the brand partners may request certain sites.

The company is involved in the determination of product or service specifications	Met.

January 28, 2015

Indicator of gross reporting under ASC 605-45	Applicable to online advertising and promotion services (media service)

The Company is responsible in the determination of service specifications (that is, the nature, type, characteristics, and specifications of the ad services) with inputs from the brand partners.

Once developed, the online advertisement and promotion plan is subject to agreement by the brand partners before deployment.

The company has physical loss inventory risk (after customer order or during shipping)	Not applicable.

The company has credit risk

Met.

The Company is subject to credit risk as the Company is responsible for collecting the total sales price from the brand partner but must pay the amount owed to the third party online media vendor, regardless of whether the sales price is fully collected.

Based on the above analysis, the Company has identified the following factors of gross revenue reporting:

•	the Company acts as the primary obligor (strong indicator);

•	the Company has general inventory risk (strong indicator);

•	the Company has latitude in establishing prices (strong indicator);

•	the Company designs the services and performs most of the services under the agreements;

•	the Company has discretion in selecting suppliers;

•	the Company is responsible for determining service specifications; and

•	the Company has credit risk.

The Company has not identified any factor of net revenue reporting.

After applying the above factors, the Company has concluded that it is appropriate to record revenue from its online advertising and promotional services on a gross basis.

January 28, 2015

Share-based Compensation, page 72

21.	We note that the expected term you have used to measure the fair value of your share options is the contract life of the option, which is 10 years. With reference to ASC 718-10-55, please tell us how you determined this assumption was appropriate, including describing how you considered your employees’ expected exercise and postvesting employment termination behavior. Please also tell us if you performed any sensitivity analysis regarding other reasonably likely assumptions about the expected term and the effect of those assumptions on your estimate of share based compensation expense.

The Company respectfully advises the Staff that in determining the fair value of share options, the Company applied the binomial option pricing model, which is a lattice model. The lattice model requires the contractual life of option which is 10 years to be a parameter input and does not require an expected term of stock options to be a parameter input.

In response to the Staff’s comment, the Company has revised the disclosure on pages 77, F-30 and F-55 of the Registration Statement to clarify that the contract life of the option is 10 years rather than the expected term.

Fair value of Our Ordinary Shares, page 73

22.	Please revise your critical accounting policy to disclose in an appropriate location, if true, that the estimates used to determine the fair value of your ordinary shares will not be necessary to determine the fair value of new awards once your ADS begin trading.

In response to the Staff’s comment, the Company has revised the disclosure on page 79 of the Registration Statement.

January 28, 2015

23.	We note the large increase in the fair value per ordinary share from the June 28, 2013 valuation to the August 29, 2014 valuation. We further note your explanation that this increase was caused by a strong growth in sales, increased sales of products with higher margins, the launch of the new business platform and increased GMV. However, it appears from your unaudited condensed consolidated statements of operations for the nine months ended September 30, 2014 and 2013 that total net revenues decreased over this period and that loss from operations, net loss and net loss per share attributable to ordinary shareholders increased. It is also unclear how significantly the increase in GMV would contribute to the fair value of your shares given the significant decline in revenue as a percentage of GMV. Please further explain to us the 123% increase in the fair value of your shares in the context of these changes in your results of operations.

The Company respectfully advises the Staff that the Company has applied the income approach/discounted cash flow methodology in determining the valuation of the fair value of ordinary shares, of which the key factor is the present value of forecasted cash flows using management’s best estimate as of the valuation date.

In response to the Staff’s comment on the fact that total net revenues decreased and that loss from operations, net loss and net loss per share attributable to ordinary shareholders increased in the nine months ended September 30, 2014 when compared with the same period in 2013, the Company respectfully advises the Staff that the decrease in net revenues is due to the decrease of product sales where revenue is recognized on a gross basis, partially offset by an increase in service revenues. Although the change in product/service revenue mix resulted in a decrease in net revenues, it ultimately resulted in an increase in overall profitability of the Company. Increase in net loss and net loss per share attributable to ordinary shareholders is mainly attributable to significant increase of stock-based compensation of approximately RMB79 million (US$13 million) in the nine months ended September 30, 2014, as stated in the non-GAAP measurement disclosure on page 14 of the Registration Statement. Therefore, these factors did not have negative impacts on the present value of forecasted cash flow. It should also be noted that the most significant portion of the estimated fair value comes from the accumulation of the forecasted cash flows for the years beyond 2014, most significantly the terminal value included in the discounted cash flow analysis.

The forecasted future cash flows have improved significantly in the valuation performed on August 29, 2014 as the Company’s business expanded during the period which the Company believed would have a material positive impact on the forecasted cash flows. The significant increase in forecasted cash flows is primarily attributable to the following:

•	From December 2013: the Company’s entrance into new business areas, primarily the sales of automobile and insurance. The entrance into these new business areas was expected to increase revenues in future periods and increase the overall profitability of the Company.

January 28, 2015

•	From January 2014: the Company’s reduction of its sales of electronic products in its product mix due to their lower mark-ups, which was expected to improve the overall profitability of the Company.

•	In March 2014: the Company’s launch of the new online marketplace, Maikefeng, which was expected to be one of the growth areas in the Company’s cash flow forecast starting from 2015.

Based on these factors, the present value of future cash flows over the future years as of the valuation date of August 29, 2014 increased as compared to that as of the valuation date of June 30, 2013, which resulted in the difference of 123% between the fair values of ordinary shares as of the two valuation dates.

In response to the Staff’s comment regarding the increase in GMV and its contribution to the increase in the fair value of ordinary shares, the Company respectfully advises the Staff that the impact on the valuation of ordinary shares from the increase in GMV is reflected in the first and third bullet points above. Meanwhile, the increase of GMV would help the Company achieve the economic benefit of scale as the fixed cost of the Company would increase at a slower rate over the same period. This was expected to result in the contribution of more positive operating cash flows and profit to the Group, which would then have a positive correlation with the valuation of the Company’s ordinary shares.

In response to the Staff’s comment, the Company has revised the disclosure on page 79 of the Registration Statement.

24.	We note that the volatility assumption used in the allocation of enterprise value to preferred and ordinary shares was different than the volatility assumption used to determine share based compensation expense on page 73. Please explain to us the reason for this difference.

The Company respectfully advises the Staff that the Company applies historical volatility estimates to the option pricing model used in the allocation of enterprise value to preferred and ordinary shares as well as to determine the share based compensation expense. The time length assumptions used were different for the two option pricing models. The Company used expected time length for the Company to occur a QIPO/liquidation/redemption or other similar events, which ranges from one to three years in the allocation of enterprise value to preferred and ordinary shares while using the contractual term of the share option agreement of 10 years as the time length when determining the share based compensation expense. As a result, the volatility assumptions used in the allocation of enterprise value to preferred and ordinary shares was different than the volatility assumption used to determine share based compensation expense.

January 28, 2015

Results of Operations, page 79

25.	Please revise the analysis of changes in your net revenues or another appropriate location within MD&A to better explain why your net revenue as a percentage of GMV has significantly decreased. In this regard, we note that net revenue as a percentage of GMV was 65% in 2012, 58% in 2013, and 44% in the nine months ended September 30, 2014. Since we assume there is a direct relationship between changes in your product sales and changes in GMV, and since we further assume that much of your service revenue is variable based on GMV, it is unclear to us why your GMV has increased at a significantly faster rate than your total revenue. Please also disclose whether you expect this trend to continue in the future, and if so, why.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 71 of the Registration Statement.

26.	We note that your analysis of the changes in your cost of products includes an analysis of changes in the gross profit margin resulting from your product sales. Please tell us why you do not provide a similar analysis of the changes in the gross profit margin resulting from your sales of services. To assist us in understanding this matter, please tell us in detail how you considered whether you incur any direct costs related to your provision of services and how you considered presenting a category of expenses titled cost of services to comply with Rule 5.03.2 of Regulation S-X.

The Company respectfully advises the Staff that in the Registration Statement, the Company did not intend to provide a gross margin analysis on product sales. Instead, the Company would like to focus the discussion on the price mark-up over the acquisition cost of the product, which is calculated as the difference between the selling price of the product and the acquisition cost. The Company has revised the term “margin” throughout the Registration Statement to other more appropriate terminologies such as markups or profitability to clarify the disclosure.

Cost of products as presented in consolidated statements of operations merely represents the inventory acquisition costs of the products sold under the distribution model, which does not include other direct costs such as warehousing and fulfillment costs, customer services and operation costs related to product sales. Such costs are included in the operating expenses in the consolidated statements of operations. In addition, direct costs related to provision of services including IT related costs, warehouse and fulfillment costs, customer services and operation costs are also presented as part of the operating expenses on the consolidated statements of operations.

In response to the Staff’s comment, the Company has considered the guidance under Rule 5.03.2 of Regulation S-X, however, the Company is not able to separate the above costs associated to product sales recorded in the operating expenses from the costs associated to provision of services without undue efforts. As such, costs of product sold and costs of services are not presented in the consolidated statements of operations under Rule 5.03.2 of Regulation S-X and gross margin analysis for both products sales and services revenues are not discussed in the MD&A.

January 28, 2015

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 75 of Registration Statement.

Liquidity and Capital Resources, page 83

Operating Activities, page 86

27.	We note your discussion of increases in your working capital accounts such as accounts receivable, inventory, and accounts payable. To put these increases into better context, please tell us how you considered discussing these changes in terms of turnover days.

The Company respectfully advises the Staff that the increase in the Company’s accounts receivables was due to the increase in the Company’s product sales and service volumes. The increase in revenues generated from services, which have a longer credit period than product sales, also resulted in an increase in the Company’s accounts receivables turnover days.

The overall increase in the Company’s inventories reflected the additional inventory required to support its substantially expanded sales volumes. In addition, the increase in the Company’s inventories as of September 30, 2014 and the increase in the Company’s inventory turnover days for the nine months ended September 30, 2014 were both due to the purchase of more products to prepare for the expected stronger promotional sales on Singles Day in 2014.

The increase in accounts payable reflected a significant growth in the Company’s product sales volumes and scale of operations. The increase in the Company’s accounts payable turnover days was mainly due to longer credit periods from the Company’s suppliers and brand partners as a result of, among others, the increase in the Company’s order volumes.

Please refer to page 88 of the Registration Statement for a more detailed discussion.

January 28, 2015

Investing Activities, page 86

28.	We note your disclosure that net cash used in investing activities consisted primarily of restricted cash, which includes cash pledged to banks to secure the letters of credit facilities. Please tell us and disclose within your discussion of Liquidity the relevant terms of these letters of credit facilities including the maximum amount that could be issued and the current amount of letters of credit issued. Additionally, please tell us where you have disclosed the terms of these letters of credit facilities within the footnotes to your financial statements.

The Company respectfully advises the Staff that from time to time the Company requests its banks to issue letters of guarantee to its suppliers for inventory purchases. In such cases, banks require the Company to set aside restricted cash deposits as guarantee for the letters of guarantee. As of September 30, 2014, the banks had issued to the Company’s suppliers RMB denominated letters of guarantee for an aggregate maximum amount of RMB41.0 million (US$6.7 million) and U.S.-dollar denominated letters of guarantee for an aggregate maximum amount of US$0.2 million.

The Company believes that the term “letters of guarantee” more accurately describes the Company’s arrangement with its banks as described above than “letters of credit,” and has replaced all references to “letters of credit” in the Registration Statement with “letters of guarantee.”

In response of the Staff’s comment, the Company has added the relevant disclosure on pages 87, 90 and F-13 of the Registration Statement.

Capital Expenditures, page 87

29.	Please add information concerning the principal capital expenditures currently in progress, including the method of financing. In this regard, we note references throughout your prospectus to future plans to “invest in [y]our fulfillment infrastructure and technology platform,” “continue to expand your business internationally” and “connect [y]our BI software with Alimama, Alibaba’s online marketing platform.” See Item 4 of Form F-1 and Item 5.B.3 of Form 20-F.

In response to the Staff’s comment, the Company has added the relevant disclosure on page 91 of the Registration Statement.

Business, page 95

30.	We note the description of the solutions and services you offer, including IT Services, Store Operations, Digital Marketing, Customer Service, Warehousing and Fulfillment and Maikefeng, in the Overview on page 95 and in more detail beginning on page 100. We believe your current disclosures may imply that most of your revenue is generated by providing services to your brand partners. However, your statements of operations indicate that more than 80% of your total revenues are from product sales. Please revise the description of your business, both here and within your prospectus summary, to prominently disclose that the majority of your revenue is generated from product sales and to describe those product sales. For example, you may wish to provide a description of your three business models and a clear statement that the majority of your revenue is generated under the distribution model both on page 95 and in your prospectus summary.

January 28, 2015

In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 2 and 100.

31.	We note your disclosure on page 101 concerning the media services you provide for your brand partners. Please tell us if all revenue from these media services is recorded as service revenue on a net basis.

The Company respectfully advises the Staff that as discussed in the response to the Staff’s comment 20 above, its digital marketing service which include media services are recognized on a gross basis.

Regulation, page 112

Industry Catalog Relating to Foreign Investment, page 112

32.	Please expand your discussion and clarify the current status of the “higher-level approvals” required for the goods sold under the consignment and distribution models. In this regard, we note your disclosure that the sale of goods under the consignment and distribution models is in the restricted category of the Guidance Catalog of Industries for Foreign Investment and is subject to “certain higher-level approvals” and that for the permitted category “[y]our PRC subsidiaries have obtained all material approvals.”

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 116 of the Registration Statement.

Share Option Rules, page 118

33.	Please include discussion of the status of registration for the option plans discussed under “Share Incentive Plans, page 125.”

The Company respectfully advises the Staff that before it becomes an overseas listed company, those PRC residents who participate in the Company’s 2014 Share Incentive Plan are not required to register with SAFE pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company.

January 28, 2015

In response to the Staff’s comment, the Company has added to the disclosure on page 129 of the Registration Statement.

Management, page 120

34.	Please provide the service contract disclosure or appropriate negative statement required by Item 6.C.2 of Form 20-F.

The Company respectfully advises the Staff that it does not have service contracts with any of its directors which provide for benefits upon termination and has made the appropriate negative statement on page 127 of the Registration Statement.

Board of Directors, page 122

35.	Please clarify whether you have any procedures for handling conflicts of interests and whether directors are required to disclose conflicts of interest.

In response to the Staff’s comment, the Company has added the requested disclosure on page 127 of the Registration Statement.

Principal Shareholders, page 127

36.	Disclose, by footnote or otherwise, the natural person(s) who have investment and/or voting control over the entities that are listed in your table. If any of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies, please disclose this by way of footnote. Please refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations, by analogy.

In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 132 and 133 of the Registration Statement.

Information Reporting and Backup Withholding, page 159

37.	Please include discussion of the requirements for reporting foreign financial assets under the Hiring Incentives to Restore Employment Act of 2010, as applicable.

In response to the Staff’s comment, the Company has added the requested disclosure on page 163 of the Registration Statement.

January 28, 2015

Underwriting, page 160

38.	Please disclose, as a percentage of the total offering amount, the underwriting discounts and commissions you have agreed to pay your underwriters. See Item 4 of Form F-1 and Item 9.F.1 of Form 20-F.

The Company has revised the disclosure on page 164 of the Registration Statement in response to the Staff’s comment. The exact percentage amount will be included in the form of prospectus to be filed with the Commission pursuant to Rule 424(b) under the Securities Act after pricing of the offering.

Consolidated Financial Statements, page F-1

2. Summary of Significant Principal Accounting Policies, page F-10

(p) Revenue, page F-14

39.	Please refer to your discussion of multiple element arrangements on page F-15. You indicate that revenue is allocated using estimated selling prices if you do not have vendor-specific objective evidence or third-party evidence of the selling prices of the deliverables. You then state in the next sentence that the arrangement price is allocated to each element based on the estimated selling prices (BESP). Please tell us whether the second of these two sentences is intended to convey that neither vendor-specific objective evidence nor third-party evidence of selling prices exist for any of your deliverables. If so, please explain to us why vendor-specific objective evidence and third-party evidence do not exist. Alternatively, revise your disclosure to better indicate how often you are able to use vendor-specific objective evidence, how often you are able to use third-party evidence, and how often you must use your best estimate of the selling price.

In response to the Staff’s comment, the Company has revised the disclosure on pages 75 and 76 of the Registration Statement to clarify the discussion of multiple element arrangements as follows. The Company has also revised the disclosure on page F-16 accordingly.

The Group allocates arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all service revenues based on the relative selling price in accordance with the selling price hierarchy, which includes (i) vendor-specific objective evidence, or VSOE, if available; (ii) third-party evidence, or TPE, if VSOE is not available, and (iii) best estimate of selling price, or BESP, if neither VSOE nor TPE is available.

VSOE. The Group determines VSOE based on its historical pricing and discounting practices for the specific service when sold separately. In determining VSOE, the Group requires that a substantial majority of the selling prices for these services fall within a reasonably narrow pricing range. The Group has historical pricing for online store operation and customer services, warehousing and fulfillment services on a standalone basis. As a result, the Group has used VSOE to allocate the selling price for these services when they are elements of a multi-element arrangement. The Group has not historically priced one-time online store design and set up services on a standalone basis, and therefore, the Group considers TPE and BESP as discussed below.

January 28, 2015

TPE. When VSOE cannot be established for deliverables in multi-element arrangements, the Group applies judgment with respect to whether it can establish a selling price based on TPE. TPE is determined based on competitors’ prices for similar deliverables when sold separately. Generally, the Group’s business strategy differs from that of its peers, and its offerings contain a significant level of differentiation such that comparably priced services with similar functionality cannot be obtained. Furthermore, the Group is unable to, on a stand-alone basis, reliably determine the selling price of similar services offered by its competitors. As a result, for the periods presented in the consolidated financial statements, the Group has not been able to establish selling price based on TPE for any of its service offerings.

BESP. When the Group is unable to establish selling price using VSOE or TPE, it uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Group would transact a sale if the service were sold on a stand-alone basis. The Group determines BESP for deliverables by considering multiple factors including, but not limited to, prices it charges for similar offerings and its cost of services. The Group has used BESP to allocate the selling price of one-time online store design and set up services, marketing and promotion services under these multi-element arrangements. The process for determining BESP involves management judgment. The Group’s process of considering multiple factors may vary depending upon the unique facts and circumstances related to each deliverable. If facts and circumstances underlying the factors considered by the Group change, or should subsequent facts and circumstances lead the Group to consider additional factors, its BESP could change in future periods. The Group regularly reviews the evidence of selling prices for its services and maintains internal controls over the establishment and updates of these estimates. There were no material changes in BESP for the Group’s services during the years ended December 31, 2012 and 2013, nor does the Group expect a material change in BESP in the foreseeable future.

14. Commitments, page F-27

40.	We note the disclosures elsewhere in your filing concerning annual and bi-annual contractual arrangements with your brand partners. Please describe the terms of these agreements to us, including clarifying whether these contracts obligate you to make any minimum level of purchases of goods from your brand partners.

In response to the Staff‘s comment, the Company respectfully advises the Staff that the typical terms of the annual and bi-annual contractual arrangements with its brand partners mainly include terms related to:

•	the scope and region of the distribution;

January 28, 2015

•	length of the arrangements;

•	transfer of inventory risk; and

•	payment.

The Company also respectfully advises the Staff that there are no contract terms that would obligate the Company to make any minimum level of purchases of goods from its brand partners.

41.	We note that you have no disclosures about contingencies. With reference to your disclosure on page 14 that your operation of Maikefeng may violate the non-compete agreements with some of your brand partners, please provide us with your analysis under ASC 450-20-50 to support your lack of disclosure about this matter as a contingency. Similarly, with reference to your disclosure on page 23 that the lessors of some of your leased properties have not provided you with sufficient documents to prove their ownership of the premises or their right to lease the premises, please provide us with your analysis under ASC 450-20-50 to support your lack of disclosure about this matter as a contingency.

The Company respectfully advises the staff that the Company actively monitors the products to be sold via Maikefeng. As of the date of this response letter, based on its communication with brand partners, the Company is not aware of any violation of non-compete agreements with its brand partners. Based on the foregoing analysis, the Company determined that the possibility of a liability incurred from such violation is remote. The Company thus does not believe the disclosure requirement pursuant to ASC 450-20-50 is met.

The Company respectfully advises the Staff that:

•	There is one property the Company currently leases for its office space in Shanghai for which the lessor is still in the process of obtaining the approvals from the PRC government to lease the property to the Company. The lessor has the legal ownership of this property and the possibility for the Company to be subject to any loss is remote.

•	There is also one small property the Company leases for its office in Hangzhou which the lessor is not the legal owner of the property. The lessor obtains the rights of this property through a lease arrangement with the legal owner, and sublet the property to the Company. The lessor does not have competent written authorizations from the legal owner currently. The possibility for the Company to be subject to any loss is remote due to the market practice and oral communication between the lessor and the legal owner. Additionally, the size of the Company’s Hangzhou office is not large and the rental fee it should pay to the lessor is not material.

January 28, 2015

The Company does not believe there would be any contingent liability under the current lease arrangements, and the Company does not believe the disclosure requirement pursuant to ASC 450-20-50 is met.

19. Segment and Geographic Information, page F-33

42.	We note that more than 80% of your total revenue comes from the resale of your brand partners’ products. Since it appears that these products include diverse categories such as apparel, appliances, electronics, home, food and health, cosmetics, insurance and automobile, please tell us how you considered quantifying the revenue from each significant category of product sales to comply with ASC 280-10-50-40. In this regard, given the disclosures elsewhere in your filing concerning the impact of product mix on your product sales gross profit margin, it appears that this would be valuable information to your investors. Similarly, we note that your service revenue relates to several types of services including IT Services, Store Operations, Digital Marketing, Customer Service, Warehousing and Fulfillment and Maikefeng. Please tell us how you considered quantifying the revenue from each significant category of services to comply with ASC 280-10-50-40.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company records products sales revenues by sales order. An online store may sell different categories of products, and an order may contain different categories of products as customers frequently purchase different categories of products under one order from an online store, including apparel, appliances, electronics, home, food and health, etc. Thus the Company cannot separate each category of products sales with reasonable cost.

The Company further respectfully advises the Staff that the Company believes service revenues generated by the Company are similar in nature. The Company provides end-to-end e-commerce solutions to brand partners and charges service fees for the integrated services in the e-commerce value chain, including all or part of IT services, online store operation, digital marketing, customer service, warehousing and fulfillment service.

17. Restricted Net Assets, page F-56

43.	We note your disclosure that PRC regulations currently permit payment of dividends only out of the Group’s PRC subsidiaries accumulated profits as determined in accordance with PRC accounting standards and regulations and that the Group has been in a loss position since incorporation. Please tell us what consideration you gave to providing Schedule I as described in Rule 12-04 of Regulation S-X.

January 28, 2015

The Company respectfully advises the Staff that as of December 31, 2013, the Company’s overseas structure had not been established. Therefore, there were no restricted net assets as of December 31, 2013. The Company will provide Schedule I in accordance with Rule 12-04 of Regulation S-X on the consolidated financial statements for the year ended December 31, 2014.

* * *

If you have any questions regarding this response letter or the Registration Statement, please contact the undersigned by phone at +86 21 6101 6018 or via email at karen.yan@lw.com. Questions relating to accounting and auditing matters of the Company may also be directed to Alan Hu of Deloitte Touche Tohmatsu Certified Public Accountants LLP via email at alhu@deloitte.com.cn.

Respectfully submitted,

/s/ Karen M. Yan

Karen M. Yan of LATHAM & WATKINS LLP

Enclosures

cc:	Vincent Wenbin Qiu, Chief Executive Officer, Baozun Cayman Inc.
Beck Chen, Chief Financial Officer, Baozun Cayman Inc.
Karen M. Yan, Esq., Latham & Watkins LLP, New York
Leiming Chen, Esq., Simpson Thacher & Bartlett LLP
Alan Hu, Deloitte Touche Tohmatsu Certified Public Accountants LLP